FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

16 September 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 16 September 2004	By: Steven John Webb
Steven John Webb Group Company Secretary and General Counsel

Premier Farnell plc
Executive Share Option Scheme 2003 (the “Scheme”)

On 14 September 2004 options were granted pursuant to the rules of the Scheme to Mr J R Hirst (Group Chief Executive), Mr A C Fisher (Group Director Finance), and Mr L Bain (Group Chief Operating Officer) over the following number of ordinary shares in the Company with an exercise price of £2.08 per share.

J R Hirst	197,115
A C Fisher	128,846
L Bain	125,000

For additional information contact
Steven Webb (Company Secretary)
Tel: 0113 387 5277
Fax: 0870 129 8611